UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Glaukos Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

377322102

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 377322102

1.	Name of Reporting Person: Montreux Equity Partners IV, L.P.

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 3,118,406

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 3,118,406

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,118,406

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.71% (1)

12.	Type of Reporting Person: PN

(1)

Based upon 32,101,270 shares of the Common Stock of the Issuer outstanding as of November 10, 2015 as reported by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on November 12, 2015.

SCHEDULE 13G

CUSIP No. 377322102

1.	Name of Reporting Person: Montreux IV Associates, L.L.C.

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 161,406

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 161,406

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 161,406

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.50% (1)

12.	Type of Reporting Person: CO

(1)

Based upon 32,101,270 shares of the Common Stock of the Issuer outstanding as of November 10, 2015 as reported by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on November 12, 2015.

SCHEDULE 13G

CUSIP No. 377322102

1.	Name of Reporting Person: Montreux Equity Management IV, LLC

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 3,279,812

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 3,279,812

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,279,812

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.22% (1)

12.	Type of Reporting Person: CO

(1)

Based upon 32,101,270 shares of the Common Stock of the Issuer outstanding as of November 10, 2015 as reported by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on November 12, 2015.

Item 1.
	(a)	Name of Issuer: Glaukos Corporation
	(b)	Address of Issuer’s Principal Executive Offices: 26051 Merit Circle, Suite 103 Laguna Hills, California 92653

Item 2.
(a)

Name of Person Filing:
Montreux Equity Partners IV, L.P. (“MEP IV”) is a California limited partnership whose principal business is making investments in the securities of other entities. Montreux IV Associates, L.L.C. (“Associates”) is a California limited liability company whose principal business is making investments in the securities of other entities.  Montreux Equity Management IV, LLC (“MEM IV”) is a California limited liability company, the sole general partner of MEP IV and the manager of Associates.

	(b)	Address or Principal Business Office or, if none, Residence: One Ferry Building Suite 255 San Francisco, CA 94111
	(c)	Citizenship or Place of Organization: MEP IV, Associates and MEM IV: California.
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 377322102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned

MEP IV	3,118,406
Associates	161,406
MEM IV	3,279,812	(1)

(b) Percent of class (2)

MEP IV	9.71%
Associates	0.50%
MEM IV	10.22%

(c)(i) Number of shares to which the person has sole power to vote or direct the vote

MEP IV	0
Associates	0
MEM IV	0

(c)(ii) Number of shares to which the person has shared power to vote or direct the vote

MEP IV	3,118,406
Associates	161,406
MEM IV	3,279,812

(c)(iii) Number of shares to which the person has sole power to dispose or direct the disposition of

MEP IV	0
Associates	0
MEM IV	0

(c)(iv) Number of shares to which the person has shared power to dispose or direct the disposition of

MEP IV	3,118,406
Associates	161,406
MEM IV	3,279,812

(1)

MEM IV serves as investment manager to and general partner of MEP IV. By reason of such relationships, MEM IV may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP IV. Additionally, MEM IV serves as manager of Associates. By reason of this relationship, the MEM IV may also be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by Associates. MEM IV disclaims beneficial ownership of all of such shares.

(2)

Based upon 32,101,270 shares of the Common Stock of the Issuer outstanding as of November 10, 2015 as reported by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on November 12, 2015.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2016

MONTREUX EQUITY PARTNERS IV, LP

By:	Montreux Equity Management IV, LLC, its General Partner

By:	/s/ Daniel K. Turner III
Daniel K. Turner III, Managing Member

MONTREUX IV ASSOCIATES, LLC

By:	Montreux Equity Management IV, LLC, its General Partner

By:	/s/ Daniel K. Turner III
Daniel K. Turner III, Managing Member

MONTREUX EQUITY MANAGEMENT IV, LLC

By:	/s/ Daniel K. Turner III
Daniel K. Turner III, Managing Member

Signature Page to Schedule 13G

Issuer: Glaukos Corporation

EXHIBIT INDEX

Exhibit I — Joint Filing Agreement

EXHIBIT I

Joint Filing Agreement

THIS JOINT FILING AGREEMENT is entered into as of February 22, 2016,  by and among the parties signatories hereto.  The undersigned hereby agree that the Statement on Schedule 13G with respect to the shares of Common Stock, par value $0.001 per share, of Glaukos Corporation is, and any amendment thereafter signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

MONTREUX EQUITY PARTNERS IV, LP

By:	Montreux Equity Management IV, LLC, its General Partner

By:	/s/ Daniel K. Turner III
Daniel K. Turner III, Managing Member

MONTREUX IV ASSOCIATES, LLC

By:	Montreux Equity Management IV, LLC, its General Partner

By:	/s/ Daniel K. Turner III
Daniel K. Turner III, Managing Member

MONTREUX EQUITY MANAGEMENT IV, LLC

By:	/s/ Daniel K. Turner III
Daniel K. Turner III, Managing Member